UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1) 1

First Trust/Aberdeen Global Opportunity Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337319107
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,353,417
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 3,353,417
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,353,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.42%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,910*
	8	SHARED VOTING POWER 17,300*
	9	SOLE DISPOSITIVE POWER 11,910*
	10	SHARED DISPOSITIVE POWER 17,300*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*See Items 2 and 5.

CUSIP NO. 337319107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1 ”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 3,353,417 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 19.42% of the Issuer's outstanding shares. All Funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 3,353,417 Shares beneficially owned by Karpus is approximately $34,785,275, excluding brokerage commissions. The aggregate purchase price of the 29,210 shares held by Mr. Karpus and the Karpus Entities is approximately $300,192, excluding brokerage commissions.

Item 4.	Purpose of Transaction..

Item 4 is hereby amended to add the following:

On Februay 10, 2017, Karpus Management, Inc., d/b/a Karpus Investment Management, the First Trust/Aberdeen Global Opportunity Income Fund and First Trust Advisors L.P. entered into an Agreement, as is fully included hereto as Exhibit 99.1.

Item 5.	Interest in Securities of the Issuer.

A.	Karpus

(a)	As of the close of business on February 7, 2017 Karpus beneficially owned the 3,353,417 Shares held in the Accounts.

Percentage: Approximately 19.42%

(b)	1. Sole power to vote or direct vote: 3,353,417
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,353,417
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On Februay 10, 2017, Karpus Management, Inc., d/b/a Karpus Investment Management, the First Trust/Aberdeen Global Opportunity Income Fund and First Trust Advisors L.P. entered into an Agreement, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

On November 11, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits..

99.1	Agreement between Karpus Management, Inc., d/b/a Karpus Investment Management, the First Trust/Aberdeen Global Opportunity Income Fund and First Trust Advisors L.P., dated February 10, 2017

99.2	Joint Filing Agreement By and Between Karpus Management, Inc. and George W. Karpus, dated February 14, 2016.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 337319107

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	50 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 337319107

SCHEDULE B

Transactions in the Shares Since Over the Last 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	26	$10.97	12/12/2016
Sale of Common Stock	(1,725)	$10.94	12/14/2016
Sale of Common Stock	(900)	$10.93	12/19/2016
Sale of Common Stock	(900)	$10.92	12/20/2016
Sale of Common Stock	(15,000)	$10.91	12/21/2016
Sale of Common Stock	(400)	$10.93	12/22/2016
Sale of Common Stock	(300)	$11.10	1/3/2017
Sale of Common Stock	(900)	$11.09	1/4/2017
Sale of Common Stock	(335)	$11.20	1/11/2017
Sale of Common Stock	(7,239)	$11.21	1/17/2017
Sale of Common Stock	(500)	$11.25	1/20/2017

EXHIBIT 99.1

AGREEMENT

This Agreement (the "Agreement") is made and entered into effective as of the 14th day of February, 2017 by and among First Trust/Aberdeen Global Opportunity Income Fund (the "Fund"), a Massachusetts business trust, First Trust Advisors L.P. (the "Adviser"), an Illinois limited partnership, each of the Fund and the Adviser having its principal place of business at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, and Karpus Management, Inc. (doing business as Karpus Investment Management), a New York corporation having its principal place of business at 183 Sully's Trail, Pittsford, New York 14534, and any present or future entities or accounts it manages or controls or to which it is related (collectively, "Karpus," and with the Fund and the Adviser, each, a "Party," and collectively the "Parties").

WHEREAS, the Adviser is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to various registered closed end management investment companies, including the Fund; and

WHEREAS, Karpus is deemed to be the beneficial owner of common shares of the Fund by reason of its power to vote and direct the disposition of such shares held by various related entities; and

WHEREAS, Karpus, by letter dated November 11, 2016, with such letter filed on November 14, 2016 with the Securities and Exchange Commission as an exhibit to a Form 13D filing, has announced its intention to submit, at the Fund's 2017 annual meeting of shareholders, a proposal to the Fund's Board of Directors ("Board") that the Board promptly consider authorizing a self tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"), and if more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open end mutual fund or exchange traded fund (the "Karpus Proposal"); and

WHEREAS, the Fund has entered into a confidentiality and non disclosure agreement with Karpus dated January 23, 2017 regarding confidentiality and other obligations with respect to discussions regarding the Karpus Proposal and possible courses of action that the Fund could undertake to address these issues; and

WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Karpus Proposal for the Fund;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:
  1. First Trust Obligations. The Fund agrees, contingent upon Karpus' mutual acceptance of the terms of this Agreement, to:
    (a) commence a tender offer pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, no later than June 1, 2017, for up to 25% of the then outstanding common shares of the Fund at a price equal to 98% of the NAV of the Fund's common shares as determined as of the close of the regular trading session of the New York Stock Exchange on the date the tender offer expires. The tender offer shall expire on or before July 1, 2017; provided that the tender offer may be extended if required by law ("Tender Offer"). The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more; and
    (b) issue a press release (the "Announcement") with respect to the Tender Offer, such Announcement to announce the action taken by the Board hereunder, which release shall be in the Form attached as Exhibit A and shall be issued no later than 9:30 am Eastern time on the day after the execution of this Agreement.
  2. Karpus Obligations. Karpus agrees as follows:
    (a) The Karpus Proposal for the Fund shall be deemed to have been withdrawn upon the Announcement being made and Karpus shall not submit any other proposals or nominees for the Fund's 2017 annual shareholder meeting;
    (b) Karpus shall tender 100% of its then-owned common shares of the Fund in the Tender Offer;
    (c) With respect to matters presented at the annual shareholder meetings or at any special meeting of shareholders of the Fund and of any other investment company advised by the Adviser other than First Trust Enhanced Equity Income Fund (each, a "First Trust Fund" and collectively with the Fund, the "First Trust Funds") held prior to the Termination Time (as defined below):

        (i) Karpus shall vote, or shall direct to be voted, all shares of any First Trust Fund over which Karpus, its affiliates or persons affiliated with Karpus have discretion or beneficial ownership in accordance with the applicable board of trustees/directors' (or similar body, a "board") recommendations, other than matters relating to a change in a fundamental investment policy of such First Trust Fund, as to which matters Karpus shall vote as it so determines;

        (ii) Karpus shall not solicit any proxies with respect to proposals submitted or to be submitted to any First Trust Fund's shareholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Karpus from encouraging other shareholders to vote as recommended by the board;

        (iii) Karpus shall refrain from granting a proxy with respect to shares of any First Trust Fund other than to officers of, or other persons named as proxies by any First Trust Fund;

        (iv) Karpus shall refrain from executing any written consent with respect to any First Trust Fund's shares other than as may be solicited by any First Trust Fund or its board;

        (v) Karpus shall refrain from seeking to exercise control or influence over the management or policies of any First Trust Fund;

        (vi) Karpus shall refrain from, directly or indirectly, with respect to any First Trust Fund:

            aa. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of shareholders, or any proposals or matters for the consideration of the board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving any First Trust Fund, including, without limitation, a merger, tender or exchange offer, open ending, share repurchase or liquidation of any First Trust Fund's assets;

            bb. seeking the removal of any member of the board of any First Trust Fund; and

            cc. nominating any individuals for election to the board of any First Trust Fund or otherwise seeking appointment to or representation on the board.

        (vii) Karpus shall conform with the following restrictions, with respect to any First Trust Fund:

            aa. Karpus shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning any First Trust Fund, other than in accordance with the board's recommendations;

            bb. Karpus shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Karpus has agreed not to do in the Agreement with respect to any First Trust Fund, including, but not limited to:

                i. putting forward shareholder proposals or director/trustee nominations;

                ii. voting against any matter recommended by the board, other than matters relating to a change in such First Trust Fund's fundamental investment policy, as to which matters Karpus shall vote as it so determines; or

                iii. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, any First Trust Fund, the Adviser, or any related party;

    (d) During the period immediately following the completion of the Tender Offer until the Termination Time (as defined below), Karpus shall not take any action, directly or indirectly, including through the use of any Derivative Securities (as defined below), which would cause Karpus to beneficially own a number of common shares of the Fund in excess of the number of common shares of the Fund that Karpus beneficially owns in the aggregate immediately following the completion of the Tender Offer (such amount to be confirmed in writing by Karpus upon the written request of the Fund), except to the extent common shares are issued by the Fund to all existing shareholders, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to beneficial ownership (as such term is used in Rule 13d-3 under the Exchange Act ), and whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise. For the purposes of this Agreement, the term "Derivative Securities" means, with respect to any person, (i) any rights, options or other securities or instruments convertible into or exchangeable for securities, instruments, bank debt or other obligations of such person and (ii) any rights, obligations, agreements, arrangements or understandings (whether or not in writing) that are (or the value of which is) measured by (or by reference to) the price or value of any securities, instruments, bank debt or other obligations of such person, including without limitation any swaps or other derivative arrangements;

    (e) Until the Termination Time (as defined below), Karpus agrees to comply with the obligations contained in Section 2(c) above as they may apply to Karpus's conduct with respect to any First Trust Fund generally as well as with respect to matters considered at any annual or special shareholder meeting of any First Trust Fund occurring during such period; and

    (f) Karpus shall not purchase or obtain control over any additional securities issued by any First Trust Fund until the earlier of February 15, 2017 or the date on which the Announcement is published. Except as provided in Section 2(d), nothing in this Agreement shall prevent Karpus from purchasing shares of any First Trust Fund after that date, provided, however, that all shares held by Karpus will be voted in accordance with Section 2(c)(i) hereof.

  3. First Trust and Karpus Obligations. (a) Subject to Section 3(b), each Party hereto covenants and agrees that it will not, directly or indirectly, initiate or cause to be initiated (or encourage or aid in the initiation of) against any other Party hereto or their respective past, present or future Trustees, directors, managers, officers, advisers, attorneys, agents or employees, directly or indirectly, any suit, action, or proceeding of any kind, or participate, directly or indirectly, in any such action, individually, derivatively, as a representative or member of a class, witness or otherwise, under any contract (express or implied), fiduciary duty, common law or equitable doctrine, law, statute, or regulation, federal, state or local that such Party has, claims to have had or otherwise may have in connection with, in any way relating to, arising out of, directly or indirectly from or in consequence of any transactions contemplated hereunder, including, without limitation, the Tender Offer or any documents, actions or deliberations relating to the Tender Offer. The covenants herein will be a complete defense to any suit, action or proceeding brought in violation of this Section 3(a). Nothing herein limits the right of any party hereto to bring an action to enforce this Agreement or based on an alleged material breach of this Agreement.
      (b) In the event of a material breach of this Agreement, the covenants set forth in Section 3(a), as applicable, will not be binding on the party not in breach.

4. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

5. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their affiliates, their representatives, officers or any of the members of a board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

6. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

7. Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to the Fund filed by Karpus.

8. Third Party Beneficiaries. The Parties agree that each First Trust Fund other than the Fund is an intended third-party beneficiary of this Agreement, and that each First Trust Fund other than the Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

9. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts of law principles.

10. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

11. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity. Further, upon the breach of this Agreement by the Adviser, or the Fund's failure to perform the agreed upon actions as set forth in Section 1, Karpus' obligations hereunder shall terminate and the Karpus Proposal for the Fund referenced in Section 2(a) shall be deemed to have not been withdrawn and shall be reinstated and valid.

12. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

13. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

14. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

15. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

16. Term and Termination. This Agreement shall remain in effect until the earliest of the following (the "Termination Time"):

    (a) the conclusion of the Fund's 2019 annual meeting of shareholders;

    (b) April 30, 2019; or

    (c) such other date as the Parties may agree in writing.

    Sections 6 through 14, and 17 and 18 shall survive any such termination.
  17. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 17, all notices to the respective Parties shall be directed to:

      If to the Fund or the Adviser:

          Attention: W. Scott Jardine

          First Trust Advisors L.P.

          120 East Liberty Drive

          Suite 400

          Wheaton, IL 60187

          Telephone: (800) 621-1675

          Email: sjardine@ftportfolios.com

      If to Karpus:

          Attention: Daniel Lippincott

          Karpus Management, Inc.

          183 Sully's Trail

          Pittsford, New York 14534

          Telephone: (585) 586-4680

          Email: daniel@karpus.com
  18. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
        FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND

        By: /s/ __ James M. Dykas __

          Name: James M. Dykas

          Title: President and CEO
        FIRST TRUST ADVISORS L.P.

        By: /s/ __ James M. Dykas __

          Name: James M. Dykas

          Title: Chief Financial Officer
        KARPUS MANAGEMENT, INC.

        By: /s/ __ Daniel Lippincott __

          Name: Daniel Lippincott

          Title: Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

    EXHIBIT A

    ANNOUNCEMENT

    PRESS RELEASE

    SOURCE: First Trust/Aberdeen Global Opportunity Income Fund

    First Trust/Aberdeen Global Opportunity Income Fund Announces Plan for Tender Offer

    WHEATON, IL - (BUSINESS WIRE) - February 14, 2017 - First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the "Fund") announced today that the Fund's Board of Trustees has approved the commencement (subject to certain conditions) no later than June 1, 2017, of a cash tender offer for up to 25% of the Fund's then outstanding common shares of beneficial interest at a price per share equal to 98% of the Fund's net asset value ("NAV") per share. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

    The commencement of the tender offer is pursuant to an agreement between the Fund and Karpus Management, Inc. ("Karpus"). Pursuant to the agreement, Karpus has agreed to be bound by certain standstill covenants until the earlier of the conclusion of the 2019 annual meeting of shareholders of the Fund and April 30, 2019. In addition, Karpus has agreed, among other things, to withdraw its shareholder proposal for the 2017 annual meeting of shareholders of the Fund. Pursuant to the agreement, the Fund has agreed to close the tender offer on or before July 1, 2017.

    The Fund has been advised that Karpus will file a copy of the agreement with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to its Schedule 13D.

    TENDER OFFER STATEMENT

    The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.
    _______________________________________________________________

    CONTACT: Jeff Margolin - (630) 765-7643

    SOURCE: First Trust/Aberdeen Global Opportunity Income Fund

    EXHIBIT 99.2

    Joint Filing Agreement

    In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the First Trust/Aberdeen Global Opportunity Income Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

    November 14, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS